November 25, 2009

R. Stan Puckett
Chairman and Chief Executive Officer
Green Bankshares, Inc.
100 North Main Street
Greenville, Tennessee 37743

> **Re:** **Green Bankshares, Inc.**
> **Form 10-K for fiscal year ended December 31, 2008**
> **Form 10-Q for the period ended September 30, 2009**
> **File Number 001-14289**

Dear Mr. Puckett:

We have reviewed the above referenced filings and your response letter dated November 3, 2009 to our comments dated October 16, 2009 and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Item 11. Executive Compensation, page 87
Compensation Discussion and Analysis, page 18 of Definitive Proxy Statement on Schedule 14A

1. We note your response to comment 2 in our letter dated October 16, 2009. Please confirm that you will file a written description of your Cash Incentive Plan with your next periodic report. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR. Please furnish a cover letter that keys your response to our comments, provide any requested information and provide us drafts of proposed revisions to future filings in response to our comments. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

Please direct any questions to Eric Envall at 202-551-3234, or to me at 202-551-3469.

Sincerely,

Justin Dobbie
Attorney Advisor